UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549



                               FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            Intrac, Inc.
            (Name of Small Business Issuers in its charter)


               Nevada                               88-0471759
   (State of other jurisdiction
of incorporation or organization)   (I.R.S. Employer Identification Number)



              26 Shermerhorn Street
            Brooklyn Heights, New York                     11201
     (Address of principal executive offices)            (Zip code)


  Issuer's telephone number: (718) 852-7856


  Securities to be registered under section 12(b) of the Act:

          Title of Each Class         Name on each exchange on which
          To be so registered         Each class is to be registered

----------------------------------------------------------------------------

----------------------------------------------------------------------------


  Securities to be registered under section 12(g) of the Act:

  Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 9,997,000 issued and outstanding as of March 19, 2001.


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                               TABLE OF CONTENTS


                                                                          Page

Part I                                                                     3

   Item 1. Description of Business                                         3

   Item 2. Management's Discussion and Analysis and Plan of Operation      7

   Item 3. Description of Property                                         8

   Item 4. Security Ownership of Management                                9

   Item 5. Directors and Executive Officers                                9

   Item 6. Executive Compensation                                         10

   Item 7. Certain Relationships and Related Transactions                 10

   Item 8. Description of Securities                                      11

Part II                                                                   12

   Item 1. Market for Common Equity and Related Stockholder Matters       12

   Item 2. Legal Proceedings                                              12

   Item 3. Changes in and Disagreements with Accountants                  12

   Item 4. Recent Sales of Unregistered Securities                        12

   Item 5. Indemnification of Directors and Officers                      14

Part F/S                                                                  15

   Item 1. Financial Statements                                         F-16

Part III                                                                  25

   Item 1. Index to Exhibits                                              25


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                         Forward Looking Statements

   Some of the statements contained in this Form 10-SB that are not historical facts are forward-looking statements which can be identified by the use of terminology such as estimates, projects, plans, believes, expects, anticipates, intends, or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

   1. Our ability to attract, maintain and integrate internal management, technical information and management information systems;

   2. Our ability to remain abreast of trends in the vision care and correction industry;

   3. The level of acceptance of our product by health care organizations and doctors; and

   4. Our potential additional capital requirements.

   All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                                 Part I

   We are filing this Form 10-SB on a voluntary basis to:

   1. Provide current, public information to the investment community;

   2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

   3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

   We were formed as a Nevada Corporation on September 6, 2000 under the name Intrac, Inc. Our articles authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

   We are a developmental stage company that intends to manufacture, market and enhance the mini-Accommotrac(R) Vision Trainer. The mini-AVT is a patented electro-optical device that uses the scientific


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principle of biofeedback to teach people how to voluntarily control the ciliary, or focusing, muscle of the eye. This type of medical instrument has been used to:

   1. Help reduce nearsightedness,

   2. Enhance athletic performance, and

   3. Aid children with learning disabilities.

   On November 7, 2000, we entered into an Asset Purchase and License Agreement with Dr. Joseph N. Trachtman, O.D., Ph.D., our founder and president. This agreement provides us with assets used in developing our mini-AVT. In addition, the license grants us the use of certain patents protecting aspects of the mini-AVT from replication and significant duplication.

   We have a limited operating history and must be considered to be in the development stage. We have not generated any revenues, and have incurred operating losses related to the development of business operations. If we are unable to establish a source of revenues, our prospects will be diminished.

B.   Business of Issuer

     (1)   Principal products and principal markets

   Biofeedback originated in the late 1960s as a treatment method that uses instruments to monitor and make patients aware of subconscious physiological activities. Patients watch or listen to the monitoring device to learn to control bodily processes that were once considered involuntary, such as:

   1. Blood pressure,

   2. Body temperature,

   3. Gastrointestinal functioning and

   4. Brain wave activity.

Biofeedback does not belong to a particular field of healthcare, but is used in disciplines ranging from internal medicine to dentistry to physical therapy and rehabilitation.

   Our founder and president developed the mini-AVT based on his premise that nearsightedness and farsightedness can be corrected by learning to voluntarily relax or constrict the eye's focusing muscle. The AVT is a system used to teach the patient how to voluntarily control the eye's focusing muscle to improve focusing ability. The patient sits in a darkened room to eliminate visual distractions. A headset is worn and the patient selects which sound he or she would like to receive as a response to changes in focus. As the patient peers into the instrument, harmless infrared light is then directed into the eye and the focusing status of the eye is measured 40 times per second. As the eye changes focus, the measurements are converted to sound signals to tell the patient how successful he or she is at controlling the ciliary muscle. For example, patients suffering from myopia, also known as nearsightedness, the alert would go higher in pitch and faster in frequency to signal that they are relaxing the focusing muscle. For patients suffering from hyperopia, or farsightedness, the tone would go lower and slower as they contract the muscle. The signals occur instantaneously after each focusing measurement. The goal of these treatments is to teach patients to regulate their own visual processes.


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     (2)   Distribution methods of our products

   We have not implemented our marketing objectives, but we plan to do so in the next six months. We will market our services through the following methods:

   1. Introducing new products to satisfy consumer-patient needs and reach new customers,

   2. Bolstering our Internet presence,

   3. Forming strategic alliances, and

   4. Building our brand equity.

      Introducing new products to satisfy consumer-patient needs and reach new customers

   We will attempt to develop and introduce products to offer consumers and patients advancements in vision correction treatment. We believe our products will provide the market with alternative solutions to corrective lenses and surgery.

     Forming strategic alliances

   We rely on eye doctors and eye centers to purchase the mini-AVT for use on their patients and consumers. We will pursue strategic alliances with such optometrists, ophthalmologists and eye care centers that have established operations. We believe that these alliances will give us access to an existing clientele base. This will reduce our need to garner clients individually through print or direct advertising materials.

     Building Brand Equity

   We believe that building awareness of the "Intrac, Inc.," and "The mini-Accommotrac(R) Vision Trainer" brands are important in expanding our customer base. We intend to market and advertise to enhance its brand recognition with consumers and patients. We plan to advertise through traditional and non-traditional media such as local newspapers and industry-specific publications, as well as over the Internet.

   We cannot assure you that we will be successful in attracting customers and patients to use the mini-AVT. If we fail to attract customers and patients to use our products, we will be unable to generate revenues to support our operations.

     (3) Status of any announced new products

   We have not yet commenced planned principal operations and have not generated any revenues. We have developed and tested our mini-AVT, which will be our first product offering. The introduction of the mini-AVT will depend on the following:

   1. The need for further testing,

   2. Regulatory approval and

   3. The level of interest in our product.

     (4)   Industry background

   Vision is more than the limited concept of sight measured in terms of visual acuity. Vision is the process of deriving meaning from what is seen. It involves the following:


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   1. Fixation and eye movement abilities;

   2. Accommodation, known as eye focusing;

   3. Convergence, or eye aiming;

   4. Eye-hand coordination;

   5. Visual perception; and

   6. Visual-motor integration.

   Optometric vision therapy assists individuals in developing the visual abilities and efficiencies most suited to their needs and enables those individuals to achieve maximum levels of visual performance. It is used to treat:

   1. Strabismic binocular dysfunctions, an imbalance of the eye muscles, also known as squinting;

   2. Amblyopia, or dimness of vision, also known as lazy eye;

   3. Accommodative dysfunctions, lack of focus on objects at a distance;

   4. Ocular motor dysfunctions;

   5. Visual motor disorders; and

   6. Visual perceptual, or visual information processing, disorders.

   Treatment plans are directed at specific, diagnosed dysfunctions of the vision system and encompass the use of lenses, prisms, filters and other appropriate material, modalities and equipment (i.e. mini-Accommotrac(R) Vision Trainer). Vision therapy is effective for patients of any age although the objectives and outcomes will vary depending on the diagnosis and circumstances. This type of therapy can enhance their ability to learn in school, achieve on the job and increase their enjoyment of sports and recreation. Because the therapy is individualized, the procedures used and the duration of therapy are dependent upon the nature and severity of the problem being treated and the specific needs of the patient.

     (8)   Regulation

   Intrac's operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we may be required to obtain licenses or permits to comply with standards governing employee selection and training, and to meet certain standards in the conduct of its business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could prevent us from conducting business.

   Our advertising and sales practices concerning the mini-AVT are regulated by the Food and Drug Administration, Federal Trade Commission and state consumer protection laws. Such regulations include restrictions on the manner that we promote the sale of our products and our obligation to provide purchasers and users of certain products with certain rescission rights.
While we believe that we comply with these regulations in all material respects, we cannot guarantee that we have not violated these regulations in connection with the manufacture and distribution of our products.


/6/


     (9)   Effect of existing or probable government regulations

   We believe that we will be able to comply in all material respects with laws and regulations governing the conduct of business operations in general. We are not aware of any pending government regulations that may adversely affect our business.

     (12)  Employees

   We presently have one full-time employee. Our employee is not represented by a collective bargaining agreement, and we believe that our relationship with our employee is good.

C.   Reports to Security Holders

   Our annual report will contain audited financial statements. We are not required to deliver an annual report to security holders and will not deliver a copy of the annual report to security holders unless they send us a formal request. We intend, from this date forward, to file all of our required information with the Securities and Exchange Commission. Before this form was filed, we had filed no other forms with the SEC. We plan to file with the SEC our Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to the Company.

   The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms we file with the SEC have also been filed electronically and are available for viewing or copying on the SEC-maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site is www.sec.gov.

Item 2.     Management's Discussion and Analysis

   When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases will likely result, management expects, or we expect, will continue, is anticipated, estimated or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Discussion and Analysis

  (1) For the period from September 6, 2000 through December 31, 2000, we did not generate any sales revenues and devoted our efforts primarily to implementing our business strategy and raising working capital through equity financing. Our revenues will be primarily dependent upon our ability to successfully implement our business objective. Our priorities for the next 12 months of operations are:

     1. Contracting a sub-manufacturer for the mini-Accommotrac Vision Trainer,

     2. Developing a corporate Internet site,

     3. Organizing and hiring a sales and management and

     4. Sending out press releases announcing our accomplishments.


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   We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. If we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

  (2) The following is a summary of our results of operations for the period September 6, 2000, the date we were formed, through December 31, 2000.

                                            September 6, 2000
                                           (inception) through
                                            December 31, 2000
                                         -----------------------

Revenues                                      $         -0-
Cost of Goods Sold                                      -0-
                                              -------------
Gross Profit                                  $         -0-

Expenses                                            (6,159)
                                              -------------
Net Income (Loss)                             $     (6,159)

   To fund ongoing fiscal 2001 operations, we will need to begin to generate revenues to fund our operations and provide for our working capital needs.
If we are unable to generate sufficient revenues, we may need to obtain additional funding through a public or private offering of equity or debt.
In the meantime, our officers and directors plan to advance funds to us on an as-needed basis, although there is no definitive or legally binding agreement to do so. We have no arrangements or agreements to obtain funding, and we cannot assure you that such financing will be available on reasonable terms, if at all. However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

   1. We have a limited operating history on which to base estimates of future performance;

   2. We may need to obtain additional financing in the event that we are unable to realize sales of our products or if we require more capital than we currently have; and

   3. We may experience difficulty in managing growth.

Item 3.     Description of Property

A.   Description of Property

   Our corporate headquarters are located at 26 Shermerhorn Street, Brooklyn Heights, New York 11201. The office is approximately 1,000 square feet in size and includes seven computers, three printers, two copying machines, fax machines and scanners. These facilities are provided by an officer and director at no cost to us. Our management believes that suitable expansion space is available to meet our future needs at commercially reasonable terms, if required.


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Item 4.     Security Ownership of Management

A.   Security Ownership of Management

   The following table sets forth as of March 16, 2001, certain information regarding the beneficial ownership of our common stock by:

   1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

   2. Each of our director and executive officers and

   3. All of our directors and executive officers as a group.

   Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

  Name and Address   Shares Beneficially Owned Percentage of Shares Outstanding
-------------------- ------------------------- --------------------------------

Dr. Joseph N. Trachtman
26 Shermerhorn Street          7,000,000                    70.02%
Brooklyn Heights,
New York 11201
-------------------------------------------------------------------------------
Total ownership by our
officers and directors         7,000,000                    70.02%
(one individual)


B.   Persons Sharing Ownership of Control of Shares

   No person other than Dr. Joseph N. Trachtman owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

   The following table sets forth certain information with respect to each of our executive officers or directors.

          Name                Age           Position             Appointed
 ----------------------      -----       ---------------        -----------

Dr. Joseph N. Trachtman       54            President        September 8, 2000

     Lael K. Hagan            42            Director           October 1, 2000

B.   Work Experience

   Dr. Joseph N. Trachtman, O.D., Ph.D., President, Secretary, Treasurer and Director - Dr. Trachtman was awarded a Bachelor of Science degree in 1967, and a Doctor of Optometry degree in 1969 from the Pennsylvania College of Optometry. In 1972, he received a Master of Education degree from Johns Hopkins University, and in 1974 a Master of Science degree in Vision Science from the State University of New York, State College of Optometry. In 1978, Dr. Trachtman was awarded a Ph.D. in Experimental Psychology from Ferkauf Graduate School, Yeshiva University. Dr. Trachtman completed his formal


/9/


education with a National Library of Medicine Post-Doctoral Fellowship in Computers and Medicine from Mt. Sinai School of Medicine from 1977-1978. Between 1970 and 1972, he was on active duty in the United States Army with the rank of Captain serving as the Chief of Optometry Officer at U.S. Kirk Army Hospital in Aberdeen Proving Ground, Maryland. In January of 1972, Dr. Trachtman was honorably discharged from active duty. From 1975 to the present, Dr. Trachtman has been the pioneer in the area of biofeedback and vision training with approximately 50 scientific publications and two books on the topic.

   Lael K. Hagan, Director - Ms. Hagan brings to the Board of Directors her expertise in design and marketing. A freelance journalist, Ms. Hagan is currently working on articles to be published in the United States and Turkey. She has a regular featured article in the jewelry industry's "Rappaport Report." Ms. Hagan's background includes nuclear engineering studies and degrees in art from the University of Washington at Seattle. In addition, Ms. Hagan has extensive experience in the retail markets.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

   We do not have employment agreements with our officers and directors. As of December 31, 2000, our officers and directors did not draw a formal salary or informal compensation. The expected compensation for our executive officer and directors are delineated below.

                               Capacities in which
         Name               Remuneration was Recorded  Annual Compensation
 -------------------------- ------------------------- ---------------------

Dr. Joseph N. Trachtman             President                $57,600

      Lael K. Hagan                 Director                 $   -0-

Compensation of Directors

   There were no arrangements pursuant to which any director was compensated for the period from September 6, 2000 to December 31, 2000, for services provided as a director.

Item 7.     Certain Relationships and Related Transactions

   On November 7, 2000, we entered into an Asset Purchase and License Agreement with Dr. Joseph N. Trachtman. As part of this agreement, Dr. Trachtman transferred to us $12,068 worth of assets. In addition, Dr. Trachtman granted us the exclusive use of patents granted him by various jurisdictions in association with the technology we implemented to develop our mini-Accommotrac(R) Vision Trainer. In exchange for the assets and access to the patents, we provided Dr. Trachtman with 7,000,000 shares of our par value common stock. This agreement was entered into for a term of two years. However, the license may be terminated in writing by either party with a 30 days' written notice.

   In accordance with our Asset Purchase and License Agreement, we were granted the exclusive of the following patents.

 Jurisdiction  Patent Number     Issued                  Description
-------------- ------------- ------------- ------------------------------------
United States   4,162,828    July 31, 1979  Apparatus and methods for directly
                                           measuring the refraction of the eye.

United States   4,533,221   August 6, 1985       Methods and apparatus for
                                                  accommodation training.


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United States   4,660,945   April 28, 1987       Methods and apparatus for
                                                  accommodation training.

United States   5,002,384   March 26, 1991 Methods and apparatus for monitoring
                                                 and training eye position.

United States   5,374,193  December 20, 1994  Methods and apparatus for use in alpha training, EMG
                                                training and dichotic learning.

Canada          1 227 076 September 22, 1987     Methods and apparatus for
                                                  accommodation training.

Japan           59-163757   March 16, 1992                  -None-

Republic of
Singapore         2134281    July 30, 1986      Visual accommodation training.

European Patent
Office            0530184  January 5, 1996                  -None-

   In addition, the Asset Purchase and License Agreement provides for our use of a registered trademark with the United States Patent and Trademark Office, number 1,304,839. This trademark was granted to Dr. Trachtman on November 13, 1984 for the term Accommotrac. Accommotrac refers to eye training instruments employing biofeedback for training the ocular accommodative mechanism.

Item 8.     Description of Securities

   Our authorized capital stock consists of 20,000,000 shares of common stock, par value per share of $0.001. As of March 12, 2001, we had 9,997,000 shares of common stock outstanding. The following summary about certain provisions of our common stock is not complete and is subject to the provisions of our articles of incorporation and by-laws.

Common Stock

   As a holder of our common stock:

   1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

   2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

   3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

   4. You are entitled to one vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

   5. Your shares are fully paid and non-assessable.

   Additionally, there is no cumulative voting for the election of directors.

Nevada Anti-Takeover Provisions

   The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to us. Section 78.438 if the Nevada Law prohibits us from merging with or selling Intrac, Inc. or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholders for three years after the date on which the shareholder acquired our shares,


/11/


unless the transaction is
approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held shares for more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in our control.

Part II

Item 1.     Market for Common Equity and Related Stockholder Matters

A.   Market Information

   There is no market for our common equity.

B.   Holders

   As of March 19, 2001, we had approximately 70 stockholders of record.

E.   Transfer Agent and Registrar

   The Transfer Agent for our shares of common voting stock is Shelley Godfrey at Pacific Stock Transfer Company, 5844 S. Pecos Road, Suite D, Las Vegas, Nevada 89120.

Item 2.     Legal Proceedings

   We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

   We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

   The following discussion describes all the securities we have sold within the past three fiscal years:

   On December 31, 2000, we issued 7,000,000 shares of our common stock with par value of $0/.001 per share to one founding individual. The shares were issued in accordance with an asset purchase and license agreement and in exchange for assets totaling $12,068. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

   On February 28, 2001, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. This offering was conducted on a best efforts basis and was not underwritten. We sold 2,997,000 shares of common stock, par value, at a price of $0.10 per share to approximately 69 unaffiliated shareholders of record, none of whom were or are our officers or directors. The offering was sold for $148,600 in cash and $151,100 in services rendered. Listed below are the requirements set forth under Regulation D, Rule 504 and the facts, which support the availability of Rule 504 to this offering:


/12/


     Exemption

   Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

   1. Subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

   2. An investment company; or

   3. A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

   At the time of the offering, we were not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. Further, we have never been considered to be an investment company. In addition, we have continuously pursued our specific business plan of developing and manufacturing miscellaneous chemical products.

     Conditions to be met

   General Conditions - To qualify for exemption under this Rule 504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a),
(c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

   1. In one or more states that provide for the registration of the securities that require the filing and delivery to investors of a prospectus before sale, and are made in accordance with those state provisions;

   2. In one or more states that have no provision for the registration of the securities or the filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers; or

   3. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to accredited investors as defined in Rule 501(a).

   On January 10, 2001, we were issued a notice of effectiveness by the State of Nevada, in response to our application for registration by qualification in that state. The application for registration by qualification was filed in accordance with the provisions of NRS 90.490, which requires the public filing and delivery to investors of a disclosure document before sale. The entire offering was conducted exclusively in the State of Nevada.

   Proceeds of the Offering - The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.

   The aggregate offering price was $300,000, of which $299,700 was sold.


/13/


Item 5.     Indemnification of Directors and Officers

   Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.


/14/


                                 Part F/S


Item 1.     Financial Statements

The following documents are filed as part of this report:

           (a)  Intrac, Inc.                                       Page

           Report of Independent Certified Public Accountants      F-18

           Balance Sheet                                           F-19

           Statement of Operations                                 F-20

           Statement of Stockholder's Deficit                      F-21

           Statement of Cash Flows                                 F-22

           Notes to Financial Statements                           F-23


/15/


                                  Intrac, Inc.
                          (A Development Stage Company)

                                  Balance Sheet
                             as of December 31, 2000

                                       and

                              Statements of Income,
                            Stockholders' Equity, and
                                   Cash Flows
                                  for the period
                       September 6, 2000 (Date of Inception)
                                     through
                                 December 31, 2000


/16/


                               TABLE OF CONTENTS
				       -----------------




                                                                 PAGE

Independent Auditor's Report                                       1

Balance Sheet                                                      2

Income Statement                                                   3

Statement of Stockholders' Equity                                  4

Statement of Cash Flows                                            5

Footnotes                                                          6


/17/


G BRAD BECKSTEAD
Certified Public Accountant
                                                            330 E. Warm Springs
                                                            Las Vegas, NV 89119
                                                                   702.528.1984
                                                               425.928.2877efax

                           INDEPENDENT AUDITOR'S REPORT


March 9, 2001

Board of Directors
Intrac, Inc.
Las Vegas, NV

I have audited the Balance Sheet of Intrac, Inc. (the "Company") (A
Development Stage Company), as of December 31, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period September 6, 2000 (Date of Inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intrac, Inc. (A Development Stage Company) as of December 31, 2000, and the results of its operations and cash flows for the period September 6, 2000 (Date of Inception) to December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ G. Brad Beckstead, CPA


/18/


                                  Intrac, Inc.
                          (a Development Stage Company)
                                 Balance Sheet


                                                                December 31,
                                                                    2000
                                                                ------------
Assets

Current assets
     Cash                                                       $       69
                                                                ------------
          Total current assets                                          69

	Fixed assets, net                                                -

Acquired technology, net                                            11,465

                                                                ------------
               Total assets                                     $   11,534
                                                                ============

Liabilities and Stockholder's Equity

                                                                ------------



Stockholder's equity:
     Common stock, $0.001 par value, 20,000,000 shares
          authorized, 7,000,000 shares issued and outstanding        7,000
     Preferred stock, $0.001 par value, 5,000,000 shares
          authorized, no shares issued or outstanding                    -
     Additional paid-in capital                                     10,693
     Deficit accumulated during development stage                   (6,159)
                                                                ------------
          Total stockholder's equity                                11,534
                                                                ------------
               Total liabilities and stockholder's equity       $   11,534
                                                                ============


 The accompanying notes are an integral part of these financial statements.


/19/


                                  Intrac, Inc.
                          (a Development Stage Company)
                             Statement of Operations


                                                         September 6, 2000
                                                          (Inception) to
                                                            December 31,
                                                                2000
                                                       ---------------------

Revenue                                                $             -
                                                       ---------------------
Expenses:
     General administrative expenses                             5,556
     Amortization                                                  603
                                                       ---------------------
          Total expenses                                         6,159
                                                       ---------------------

Net loss                                               $        (6,159)
                                                       =====================

Weighted average number of
     common shares outstanding                               2,122,744
                                                       =====================

Net loss per share                                     $         (0.00)
                                                       =====================


 The accompanying notes are an integral part of these financial statements.


/20/


                                  Intrac, Inc.
                          (a Development Stage Company)
                   Statement of Changes in Stockholder's Equity
          For the Period September 6, 2000 (Inception) to December 31, 2000



                                                        Deficit
                Common Stock                          Accumulated
                ------------               Additional   During       Total
                              Subscriptions  Paid-in  Development Stockholders'
               Shares  Amount  Receivable    Capital     Stage        Equity
             --------- ------ ------------- ---------- ---------- -------------

September 6,
2000
 Contributed
 capital             - $    - $             $    5,625 $          $      5,625

October 31,
2000
 Issued
for acquired
technology   7,000,000  7,000                    5,068                  12,068

Net loss
 September 6,
 2000
(inception) to
December 31,
2000                                                      (6,159)       (6,159)
             --------- ------ ------------- ---------- ---------- -------------
Balace as of
December 31,
2000         7,000,000 $7,000 $	          - $   10,693 $  (6,159) $     11,534


 The accompanying notes are an integral part of these financial statements.


/21/


                                  Intrac, Inc.
                         (a Development Stage Company)
                             Statement of Cash Flows


                                                           September 6, 2000
                                                             (Inception) to
                                                               December 31,
                                                                   2000
                                                           -----------------

Cash flows from operating activities
Net loss                                                   $         (6,159)
Adjustments to reconcile net loss to net cash used by operating activities:

     Amortization                                                       603

                                                           -----------------
Net cash used by operating activities                                (5,556)
                                                           -----------------

Cash flows from investing activities
                                                           -----------------
Net cash used by investing activities                                     -
                                                           -----------------
Cash flows from financing activities
     Additional paid-in capital                                       5,625
                                                           -----------------
Net cash provided by financing activities                             5,625
                                                           -----------------

Net increase in cash                                                     69
Cash - beginning                                                          -
                                                           -----------------
Cash - ending$                                                           69
                                                           =================

Supplemental disclosures:
     Interest paid                                         $              -
                                                           =================
     Income taxes paid                                     $              -
                                                           =================
     Non-cash investing and financing activities:
          Common stock issued for acquired technology      $         12,068
                                                           =================
          Number of shares issued for services                    7,000,000
                                                           =================


 The accompanying notes are an integral part of these financial statements.


/22/


                                  Intrac, Inc.
                           (a Development Stage Company)
                                     Notes


Note 1 - History and organization of the company

The Company was organized September 6, 2000 (Date of Inception) under the laws of the State of Nevada, as Intrac, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

Note 2 - Accounting policies and procedures

Accounting policies and procedures have not been determined except as follows:

Accounting method
-----------------
The Company reports income and expenses on the accrual method.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
-------------------------
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 2000.

Acquired technology
-------------------
The intangible asset is being amortized over 60 months using the straight-line method.

Reporting on the costs of start-up activities
---------------------------------------------
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
--------------
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share." Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.
As of December 31, 2000, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
---------
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Year end
--------
The Company has adopted December 31 as its fiscal year end.


/23/


                                  Intrac, Inc.
                         (a Development Stage Company)
                                     Notes

Note 3 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the period ended December 31, 2000 due to the net loss.

Note 4 - Stockholder's equity

The Company is authorized to issue 5,000,000 shares of it $0.001 par value preferred stock and 20,000,000 shares of its $0.001 par value common stock.

On September 6, 2000, contributed capital was received by the Company in the amount of $5,625.

On December 31, 2000, the Company issued 7,000,000 shares of its $0.001 par value common stock to its director in exchange for acquired technology in the amount of $12,068.

There have been no other issuances of common stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company intends to raise funds via a securities offering exempt from federal registration pursuant to Regulation D, Section 504 of the Securities Act, as amended, of 1933. If the securities offering does not raise sufficient capital, it would be unlikely for the Company to continue as a going concern.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 6 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 7 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by the Company's director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

The Company entered into an "Asset Purchase and License Agreement" dated December 31, 2000, whereby the Company purchased a working prototype of a vision training technology developed by the Company's president. The Company also acquired an exclusive license for use of certain patents relating to the acquired technology that are currently held by its president. The licensing agreement will remain in effect until either party provides a thirty days' written termination notice via certified mail. In exchange for the acquired technology and exclusive license, the Company issued to its president 7,000,000 shares of its $0.001 par value common stock.


/24/


                                    Part III

Item 1.     Index to Exhibits

Exhibit
Number   Name and/or Identification of Exhibit
-------  -------------------------------------

 3       Articles of Incorporation & By-Laws
           a.  Articles of Incorporation of the Company filed September 6, 2000
           b.  By-Laws of the Company adopted September 8, 2000

10       Material Contracts
           a.  Asset Purchase and License Agreement


/25/


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Intrac, Inc.
-------------------------------------------------------------------------------
                                  (Registrant)


Date:     March 16, 2001


By:       /s/ Joseph N. Trachtman
          -----------------------
          Dr. Joseph N. Trachtman, President


/26/